Exhibit 99.1

Dear Fellow Elevate.Money REIT I Shareholders:

We are writing to inform you that Elevate.Money REIT I’s Board of Directors has decided to take a pause in the monthly declaration of dividends effective as of February 1, 2024.

During 2022, each of the REIT’s properties was appraised at the request and direction of third-party mortgage lenders. In each instance, the resultant appraised values equaled or exceeded our original purchase prices. However, rapidly rising interest rates in 2022 and 2023 impacted real estate values across the board. Publicly listed STNL REIT share prices declined in 2023, and non-listed REIT share prices (such as Blackstone’s BREIT) also experienced downward pricing adjustments. While non-listed REITs, like Elevate.Money REIT I, may be insulated from some public-market volatility, property values for REIT I’s real estate asset class – single-tenant, net-lease (STNL) – have historically been negatively correlated to interest rates.

In an effort to preserve capital, the declaration of dividends will be paused until further notice.